Consent of Independent Registered Public Accounting Firm

We consent to the references made to our firm under the caption “Financial Highlights” in the Franklin Mutual Recovery Fund Class A, B, C, and Advisor Class Prospectus and under the captions “Independent Registered Public Accounting Firm” in the Franklin Mutual Recovery Fund Class A, B, C and Advisor Class Statement of Additional Information, in Post-Effective Amendment Number 1 to the Registration Statement on Form N-2, Number 333-144926).

We also consent to the incorporation by reference in such Statement of Additional Information of our report, dated May 16, 2008, with respect to the financial statements and financial highlights of Franklin Mutual Recovery Fund, included in the Annual Report to Shareholders for the fiscal year ended March 31, 2008.

/s/ ERNST & YOUNG LLP
Boston, Massachusetts
July 28, 2008